UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SUTRON CORPORATION
________________________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01
________________________________________________________________________________
(Title of Class of Securities)

869380105
_________________________________________________________________________________
(CUSIP Number)

November 13, 2014
_________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐ Rule 13d-1(b)

 ☒     Rule 13d-1(c)

  ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  869380105

1.           Names of Reporting Persons: (1)           PVAM Perlus Microcap Fund L.P.  (Formerly The Perlus Microcap Fund L.P.)

2.           Check the Appropriate Box if a Member of a Group (See Instructions):

(a)       ☒

(b)       ☐

3.           SEC Use Only:

4.           Citizenship or Place of Organization:  Jersey, Channel Islands

5.	Sole Voting Power: Nil

6.           Shared Voting Power:  847,199 shares of common stock

7.	Sole Dispositive Power: Nil

8.           Shared Dispositive Power:  847,199 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 847,199 shares of common stock

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):  Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 16.66%(1) of all of the outstanding shares of the Issuer

12.         Type of Reporting Person (See Instructions):  PN

Notes:
(1)	Calculated based on 5,084,134 shares of common stock outstanding as of November 14, 2014 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2014.

CUSIP NO.  869380105

1.           Names of Reporting Persons:  PVAM Holdings Ltd.

2.           Check the Appropriate Box if a Member of a Group (See Instructions):

(a)    ☒

(b)    ☐

3.           SEC Use Only:

4.           Citizenship or Place of Organization:  United Kingdom

5.	Sole Voting Power: Nil

6.           Shared Voting Power:  847,199 shares of common stock

7.	Sole Dispositive Power: Nil

8.           Shared Dispositive Power:  847,199 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 847,199 shares of common stock

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):  Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 16.66%(1)

12.         ype of Reporting Person (See Instructions):  CO

Notes:
(1)	Calculated based on 5,084,134 shares of common stock outstanding as of November 14, 2014 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2014.

CUSIP NO.  869380105

1.           Names of Reporting Persons:  Pacific View Asset Management (UK) LLP (Formerly Perlus Investment Management LLP)

2.           Check the Appropriate Box if a Member of a Group (See Instructions):

(a)    ☒

(b)    ☐

3.           SEC Use Only:

4.           Citizenship or Place of Organization:  United Kingdom

5.	Sole Voting Power: Nil

6.           Shared Voting Power:  847,199 shares of common stock

7.	Sole Dispositive Power: Nil

8.           Shared Dispositive Power:  847,199 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 847,199 shares of common stock

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):  Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 16.66%(1) of all of the outstanding shares of the Issuer

12.         Type of Reporting Person (See Instructions):  PN

Notes:
(1)	Calculated based on 5,084,134 shares of common stock outstanding as of November 14, 2014 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2014.

Item 1.

(a)           Name of Issuer:  Sutron Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 22400 Davis Drive, Sterling, Virginia 20164

Item 2.

(a)           Name of Person Filing:

(b)	Address of Principal Business Office or, if none, Residence:

(c)	Citizenship:

This Schedule 13G is being filed on behalf of (i) PVAM Perlus Microcap Fund L.P. (formerly Perlus Microcap Fund L.P.), a limited partnership formed under the laws of Jersey in the Channel Islands; (ii) PVAM Holdings Ltd., a corporation formed under the laws of the United Kingdom; and (iii) Pacific View Asset Management (UK) LLP (formerly Perlus Investment Management LLP), a limited liability partnership formed under the laws of the United Kingdom (together, the “Reporting Persons”).

PVAM Perlus Microcap Fund L.P. is the beneficial owner of 847,199 shares of common stock of Sutron Corporation (the "Shares"). The Shares are held in the account of PVAM Perlus Microcap Fund L.P., the investments of which are managed by Pacific View Asset Management (UK) LLP of which PVAM Holdings Ltd. ("PVAM") is the managing member. Pacific View Asset Management (UK) LLP ("PVAM LLP") exercises voting power and shares dispositive control over the Shares and PVAM shares indirect voting and dispositive power over the Shares. Each of PVAM and PVAM LLP disclaims beneficial ownership of the Shares.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office address of PVAM Perlus Microcap Fund L.P. is 5th Floor, 37 Esplanade, St. Helier, Jersey, Channel Islands JE1 2TR.

The principal business office address of PVAM Holdings Ltd. is 600 Montgomery Street, 6th Floor, San Francisco, California 94111.

The principal business office address of Pacific View Asset Management (UK) LLP is North Hall Farm Road, North Hall Road, Quendon, Essex, United Kingdom CB113XP.

(d)           Title of Class of Securities: Common Stock, par value $0.01

(e)           CUSIP Number:  869380105

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)                      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)                      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)                      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)                      An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E):

(f)                      An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F):

(g)                      A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G):

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813):

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)                      Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially owned: PVAM Perlus Microcap Fund L.P. beneficially owns 847,199 shares of common stock of the Issuer

(b)	Percent of Class: 16.66%, calculated based on 5,084,134 shares of common stock outstanding as of November 14, 2014 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2014

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

PVAM Perlus Microcap Fund L.P.	0
PVAM Holdings Ltd.	0
Pacific View Asset Management (UK) LLP	0

(ii)           Shared power to vote or to direct the vote:

PVAM Perlus Microcap Fund L.P.	847,199 shares of common stock
PVAM Holdings Ltd.	847,199 shares of common stock
Pacific View Asset Management (UK) LLP	847,199 shares of common stock

(iii)	Sole power to dispose or to direct the disposition of:

PVAM Perlus Microcap Fund L.P.	0
PVAM Holdings Ltd.	0
Pacific View Asset Management (UK) LLP	0

(iv)          Shared power to dispose or to direct the disposition of:

PVAM Perlus Microcap Fund L.P.	847,199 shares of common stock
PVAM Holdings Ltd.	847,199 shares of common stock
Pacific View Asset Management (UK) LLP	847,199 shares of common stock

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2014

PVAM PERLUS MICROCAP FUND L.P.
By:           /s/ Ashley Le Feuvre
Name: Ashley Le Feuvre
Title: Director of Perlus Limited, as General Partner

PVAM HOLDINGS LTD.

By:           /s/ Steve Druskin
Name: Steve Druskin
Title: Director

PACIFIC VIEW ASSET MANAGEMENT (UK) LLP

By:           /s/ Steve Druskin
Name: Steve Druskin
Title: Authorized signer

EXHIBIT A

Joint Filing Agreement Pursuant To Rule 13d-1(K)
Of The Securities And Exchange Act Of 1934

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 18, 2014

PVAM PERLUS MICROCAP FUND L.P.
By:           /s/ Ashley Le Feuvre
Name: Ashley Le Feuvre
Title: Director of Perlus Limited, as General Partner

PVAM HOLDINGS LTD.

By:           /s/ Steve Druskin
Name: Steve Druskin
Title: Director

PACIFIC VIEW ASSET MANAGEMENT (UK) LLP

By:           /s/ Steve Druskin
Name: Steve Druskin
Title: Authorized signer